

February 14, 2018

Anders Blom
Executive Vice President and Interim Chief Financial Officer
Oasmia Pharmaceutical AB
Vallongatan 1
752 28 Uppsala, Sweden

> **Re: Oasmia Pharmaceutical AB**
> **Form 20-F for the Fiscal Year Ended April 30, 2017**
> **Filed August 24, 2017**
> **File No. 001-37604**

Dear Mr. Blom:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the fiscal year ended April 30, 2017

Item 15. Controls and Procedures, page 92

1.      Please tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of April 30, 2017, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to SEC Release No. 33-8238, Final Rule: Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Please explain how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in

disclosure controls and procedures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Sasha Parikh at 202-551-3627 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance